Issuer Free Writing Prospectus dated October 16, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-197215

(Relating to the Preliminary Prospectus dated October 10, 2014)

This free writing prospectus relates to the shares of common stock of Zayo Group Holdings, Inc. (the “Company”) described below and should be read together with the preliminary prospectus (the “Preliminary Prospectus”), subject to completion, dated October 10, 2014, included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-197215) of the Company, relating to its initial public offering of common stock, which can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1608249/000119312514368712/d715611ds1a.htm

The following information supplements, updates and amends the information contained in the Preliminary Prospectus and primarily relates to the pricing of our initial public offering, the number of shares offered by us and the selling stockholders identified in the Preliminary Prospectus, and certain related changes. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, together with this free writing prospectus, before deciding to invest in these securities. Defined terms used in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

REVISED OFFERING INFORMATION

Total common stock offered	21,052,631 shares

Common stock offered by us	16,008,679 shares

Common stock offered by the selling stockholders	5,043,952 shares

Option to purchase additional shares from the selling stockholders	3,026,371 shares

Common stock to be outstanding immediately after this offering	239,008,679 shares

Initial public offering price per share	$19.00

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $281.8 million, based on the initial public offering price of $19.00 per share.

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from the sale of common stock by us in this offering for general corporate purposes, which may include redemption of up to 35% of our outstanding 10.125% senior unsecured notes due 2020 at a redemption price of 110.125% and 8.125% senior secured notes due 2020 at a redemption price of 108.125%, plus, in each case, accrued and unpaid interest, if any, to the redemption date; acquisitions; working capital; and capital expenditures. Although we are always evaluating attractive bandwidth infrastructure acquisitions, we have not at this time identified any acquisition candidate for which we intend to use a portion of the proceeds of this offering. Our actual use of proceeds will depend on, among other things, market conditions.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT FROM MORGAN STANLEY & CO. LLC, ATTN: PROSPECTUS DEPARTMENT, 180 VARICK STREET, 2ND FLOOR, NEW YORK, NY 10014; FROM BARCLAYS CAPITAL INC., VIA TELEPHONE: (888) 603-5847; EMAIL: BARCLAYSPROSPECTUS@BROADRIDGE.COM; OR STANDARD MAIL AT C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717; OR FROM GOLDMAN, SACHS & CO., VIA TELEPHONE: (866) 471-2526; FACSIMILE: (212) 902-9316; EMAIL: PROSPECTUS-NY@NY.EMAIL.GS.COM; OR STANDARD MAIL AT GOLDMAN, SACHS & CO., ATTN: PROSPECTUS DEPARTMENT, 200 WEST STREET, NEW YORK, NY 10282.